3360 FRANKFORD LLC

(a Delaware limited liability company)

Form CA-1

Disclosures in Reg CF + Reg D (506(c)) Offering

August 24, 2023

Revised November 21, 2023

Revised April 26, 2024

TABLE OF CONTENTS

PURPOSE OF THIS FORM

SIDE-BY-SIDE OFFERING

FORM C
Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding or Regulation D (506(c)) must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company completing this form.

Side by Side Offerings

The Company is engaged in two simultaneous offerings of its securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering"; and
- An offering under 17 CFR §230.506(c), which we refer to as the "Reg D Offering".

We are using the money from the two offerings for the same purposes, and we are offering the same security in both offerings. The three primary differences between the offerings are (1) while anyone can invest in the Reg CF Offering, only "accredited investors" can invest in the Reg D Offering; (2) when non-accredited investors invest in the Reg CF offering, the amount they can invest is limited by law; and (3) the company is allowed to raise only $5 million per year in the Reg CF Offering, but an unlimited amount in the Reg D Offering.

For individuals, the term "accredited investor" means a person:

- With individual income of at least $200,000.
- With income of at least $300,000 with a spouse; or
- With a net worth of at least $1 million, not taking into account a personal residence.

When we refer to "the offering" in this Form C we mean the Reg CF Offering, unless indicated otherwise.

§227.201(a) – Basic Information About the Company

Name of Company	3360 Frankford LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware, merged from an initial formation in Pennsylvania.
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 10, 2022
Kind of Entity (Use One)	Limited liability Company
Street Address	3525 I Street Philadelphia, Pennsylvania 19134 United States
Website Address	http://www.shiftcapital.us

	December, 31, 2022	December 31, 2023
Total Assets	$1,626,234.94	$6,6979,780.86
Cash & Equivalents	$5,839.00	$599,699.81
Account Receivable	$0.00	$0.00
Short-Term Debt	$93,419.98	$1,533,060.16
Long-Term Debt	$1,147,919.98	$4,453,327.70
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$7,337.50	$7,337.50
Net Income	$0.00	$0.00

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Person #1

Name	Joseph Brian Murray	
All positions with the Company and How Long for Each Position	**Position:** Shift Operations, LLC , the Company's Manager	**How Long:** Since January 10, 2022.
Business Experience During Last Three Years (Brief Description)	CEO of Shift Capital LLC	
Principal Occupation During Last Three Years	Real Estate Developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Alex Robles	
All positions with the Company and How Long for Each Position	**Position:** Development Manager, co-developer and Class A share-holder, 3360 Frankford LLC	**How Long:** Since February 7, 2022
Business Experience During Last Three Years (Brief Description)	Managed impact-driven real estate development projects exceeding $100M in total costs. Launched construction company with expertise in renovations of residential and commercial properties.	
Principal Occupation During Last Three Years	Managing Partner of Voyage Investments & Developer-in-Residence of Shift Capital	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Joseph Brian Murray
Name	
Name	

§227.201(d) – The Company's Business and Business Plan

The Business Plan.

See Exhibit A - The Business Plan

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§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $2,500. If we have not raised at least the target amount by April 30, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $124,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

While we are trying to raise money in this offering, the Reg CF Offering, we will also be trying to raise money in the Reg D Offering. Because money is fungible, we don't care whether the money comes from the Reg CF Offering or the Reg D Offering. Thus the Reg D Offering itself has no "minimum" amount. However, we will not close on the Reg D Offering until either:

- The Reg CF Offering has reached the target amount of $2,500; or
- The amount raised in the Reg D Offering by itself is equal to at least the target amount of $2,500.

We will stop raising when either:

- We have raised at least the target amount of $2,500 in the Reg CF Offering and the total amount we have raised in the Reg CF offering plus the amount we have raised in the Reg D Offering equals our maximum of $2,400,000; or
- We have not raised the target amount in the Reg CF Offering but have raised the maximum amount in the Reg D Offering.

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§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $2,500:

Use of Money	How Much (approximately)
Small Change success fee	$2,500
TOTAL	**$2,500**

If we raise the maximum goal of $124,000:

Use of Money	How Much (approximately)
Cost of Construction	$121,500
Small Change success fee	$2,500
TOTAL	**$124,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page.
- If you decide to invest, press the *Invest Now* button.
- Follow the instructions.

The minimum amount you can invest in the Reg CF offering is $100. Investments above the minimum may be made in increments of $100.

The minimum amount you can invest in the Reg D offering is $10,000. Investments above the minimum may be made in increments of $5,000.

As part of the investment process, you will be asked to sign an Investment Agreement - Exhibit C-1 if you are investing in the Reg CF offering and Exhibit C-2 if you are investing in the Reg D offering.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment made into the Reg CF offering until 11:59 pm EST on April 28th, 2025 (48 hours before the offering deadline) or up until 48 hours before a rolling close, whichever comes first.

You can cancel all or any portion of your investment commitment made into the Reg D (506(c)) offering until 7 days before the offering deadline.

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." The price is $1 for each Class B Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company, dated January 10, 2022, its conversion to a Delaware entity, dated August 23, 2023, the Second Amended and Restated Limited Liability Company Agreement, dated October 29, 2023 and any other amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D-1, the Second Amended and Restated LLC Agreement as Exhibit D-2 and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

In General. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

(a) First, to the Shift Member until it has received the Shift Priority Amount, taking into account the current distribution and all previous distributions;

(b) Second, twenty-nine and two tenths percent (29.2%) to the Class A Members and seventy and eight tenths percent (70.8%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%);

(c) Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

(d) Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Note: On October 31st, 2023, The Class A members had to contribute additional equity in order to close on a $3.9M construction loan with ESSA Bank & Trust. Construction lenders require that real estate investors contribute their equity dollars before any of the lender's dollars can be applied to cover construction costs. At the time of closing, insufficient Class B Member equity was available so Class A members had to contribute additional funds. This increase in Class A investment altered the Class A / Class B split from 26%/74% to 29.2%/70.8%. However, this change has no impact on the investment returns between either Class A or Class B members. As cash flow is generated from the project's rent, the return on investment as a percentage will remain that same between Class A and Class B members because each group will receive their pro rata share based on dollars invested

Obligation to Contribute Capital

Once you pay for your Class B Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Class B Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Class B Shares without the Manager's consent.

- If you want to sell your Class B Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Class B Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Class B Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

  As a result, you should plan to hold your Class B Shares until the Company is dissolved.]

Modification of Terms of Class B Shares

The terms of the Class B Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class B Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class B Shares, while all the Class A Shares will be owned by the Manager and all Class A Shareholders.

Whereas the owners of the Class B Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own 85.5% of the Class A Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class B Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class B Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Shift Operations, LLC owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Joseph Brian Murray effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class B Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class B Shares in the future. If we had to place a value on the Class B Shares, it would be based on the amount of money the owners of the Class B Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $1,250 plus a success fee equal to $2,500.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Essa Bank & Trust	$3.9 M	7.65%	October 2028	Construction financing
Patricia Kind Family Foundation	$1,298,100	6%	October 2028	Notes: to be paid off as equity is raised
Curaterra Foundation	$129,810	6%	October 2028	Notes: to be paid off as equity is raised
Scattergood Foundation	$86,450	6%	October 2028	Notes: to be paid off as equity is raised

Explanation for Investors

The Company repaid the Spring Garden Lending loan, which was described in Form C, and closed on a construction loan in October 2023, which has a ten-year term.

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $13,317.00 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

Property Management Fee	TBD	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	4% of gross rent revenues
Asset Management Fee	Annual	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	$15,000
Development Fee	TBD	55% to Voyage 3360 Frankford LLC; and 45% to Shift Operations LLC	Voyage 3360 Frankford LLC owns 5% of Class A Shares, Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	5% of total hard costs (including contingency)
Leasing Commission	TBD	Shift Operations LLC	Shift Operations, LLC is the operating company for Shift Capital, which owns 75% of Class A Shares of 3360 Frankford LLC	1% of the value of any lease entered into

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was initially formed in Pennsylvania on January 10, 2022. On August 23, 2023, the Company converted from a Pennsylvania limited liability company to a Delaware limited liability company and is now governed by the Delaware Limited Liability Company Act. As of now, we have not yet begun operations other than those associated with general start-up, organizational, and construction matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to build the project, as described in our business plan, as soon as the Offering closes. We also used debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering then the Company will solicit funds from other sources.

Capital Resources

As of now, we have purchased the building with capital invested by Class A shareholders. Phase I construction was completed using funding from construction debt financing and mission-aligned bridge debt investors. We expect to continue to Phase II construction on the project and repay bridge lenders as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of permanent capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements (Updated to 2022 + 2023)

Our financial statements are attached as Exhibit G.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit H.

For the Company, the answer is no, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://shiftcapital.us/ no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

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§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has nothing else to disclose.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not "Test the Waters."

EXHIBIT A: THE BUSINESS PLAN



El Centro De Estudiantes

Big Picture Philadelphia School





Investment Offering $2.4 million Limited Partner Equity

**3360 Frankford Ave
Philadelphia, PA**

The Opportunity

SHIFT Capital, LLC (the "Sponsor") presents an opportunity to invest in El Centre de Estudiantes Big Picture Philadelphia School (the "Tenant"), an adaptive re-use of a formerly vacant warehouse located at 3360 Frankford Avenue, Philadelphia, PA (the "Property"). El Centro de Estudiantes, a School District of Philadelphia partner school, plans to relocate to our two-story building to improve the job readiness skills and provide workforce training for their students.

The creative conversion from a vacant warehouse to an accredited school improves the building's use while **generating long-standing impact and the potential for risk-adjusted returns.**

Location	3360 Frankford Avenue Philadelphia PA 19134
Census Tract	018800
Qualified Census Tracts (2023)	Y
Opportunity Zone	N
Acres	0.344
Year Constructed	1930
Buildings	1
Stories	2
Parking Spaces	12

More project info elcentrobpp.org



OUR VISION FOR RESTORATION



CURRENT STATE OF INTERIOR



Advancing the future of education through restorative development

The project consists of the restoration of a two-story, 28,000 square foot building on a 15,000-square-foot parcel.

The project is planned as two phases. Construction for Phase I has commenced and is expected to be completed within months for a January 2024 move-in. Through the first two years, the school plans to occupy the entire first floor and 20% of the 2nd floor. In summer 2025, we expect to commence Phase II construction for a September 2025 completion with the school occupying the entire building.

The school has signed a 10-year NNN lease with a base rent + additional rent structure. We anticipate closing on construction financing in August 2023 for Phase I. The total project costs for Phase I are estimated at $7.188 million with an additional $1.3 million expected for Phase II ($8.56 million total). Upon stabilization, the **NOI is expected to be approximately $733,000.**

THIS PROJECT IS PLANNED AS:

11
classrooms

4
vocational learning spaces

3
communal offices

2
multipurpose areas

12
Parking spots for staff and teachers

———

AND
a culinary training classroom

Floor Plan
Phase 1

SHELL

SHARED OFFICE 875 SF

SHARED OFFICE 507 SF

CORRIDOR

STAIR

DN

FACULTY WORKROOM 482 SF

PROJECT NORTH / TRUE NORTH

(2) 2ND FLOOR - PHASE 1
V101 1" = 10'-0"

FIRE SERVICE

MAIN OFFICE 302 SF

CLASSROOM 513 SF

CLASSROOM 513 SF

CLASSROOM 513 SF

CLASSROOM 440 SF

CLASSROOM 440 SF

CLASSROOM 513 SF

CLASSROOM 513 SF

CLASSROOM 519 SF

LOBBY 929 SF

PRINCIPAL'S OFFICE 136 SF

CONFERENCE ROOM 146 SF

UTILITY ROOM 45 SF

SHARED OFFICE 312 SF

CLASSROOM 470 SF

RESILIENCE 125 SF

CLIMATE 126 SF

OFFICE 126 SF

NURSE 126 SF

CORRIDOR

STAIR UP

DN

TLT

TLT

MOTHER'S ROOM 60 SF

TLT

IT CLOSET

MDF 60 SF

KITCHEN 549 SF

CAFETERIA 1,740 SF

JAN / STOR

STAIR

STAIR DN

STOR

SERVICE ENTRY

EC VAULT

EC SWITCH

PROJECT NORTH / TRUE NORTH

SHIFT × VOYAGE

SHIFT CAPITAL / 3600 FRANKFORD AVE



4

Floor Plan
Phase 2



2ND FLOOR · PHASE 2
1" = 10'-0"

WF DEVELOPMENT 875 SF · **WF DEVELOPMENT 507 SF** · **WF DEVELOPMENT 323 SF**

WF DEVELOPMENT OFFICE 149 SF · **RESILIENCE 150 SF** · **RESILIENCE 150 SF** · **OFFICE 150 SF** · **OFFICE 150 SF** · **OFFICE 121 SF** · **OFFICE 121 SF** · **OFFICE 121 SF** · **OFFICE 121 SF** · **OFFICE 121 SF**

STAIR · **DN**

CLASSROOM 503 SF · **CLASSROOM 503 SF** · **COMMUNAL OFFICE 433 SF** · **STAFF LOUNGE 433 SF** · **CLASSROOM 503 SF** · **CLASSROOM 503 SF** · **CLASSROOM 507 SF**

CORRIDOR

TLT · **TLT** · **TLT**

ELEC 150 SF · **IDF**

INFORMAL LEARNING 319 SF

GYMATORIUM 1,907 SF

ELEVATOR · **DN** · **JC** · **STAIR**

CLASSROOM 432 SF

1ST FLOOR · PHASE 2
1" = 10'-0"

FIRE SERVICE · **STOR**

MAIN OFFICE 302 SF · **LOBBY 929 SF**

DN · **STAIR** · **UP**

CLASSROOM 513 SF · **CLASSROOM 513 SF** · **CLASSROOM 513 SF** · **COMMUNAL OFFICE 440 SF** · **CLASSROOM 440 SF** · **CLASSROOM 513 SF**

PRINCIPAL 136 SF · **CONFERENCE ROOM 146 SF** · **INFORMAL LEARNING 312 SF** · **COMMUNAL OFFICE 470 SF** · **CLIMATE 125 SF** · **OFFICE 126 SF** · **OFFICE 126 SF** · **NURSE 126 SF**

CORRIDOR

TLT · **TLT** · **MOTHERS RM TLT** · **MDF 60 SF**

PANTRY 151 SF · **CULINARY CLASSROOM 880 SF** · **KITCHEN 549 SF**

CAFETERIA 1,740 SF

JAN / STOR

ELEV. · **STAIR** · **DN**

SERVICE ENTRY · **EC VAULT** · **EC SWITCH**

ACCESS

Site Map

 **Bus stop right outside your door**

 **<.5 miles**

 **15 minutes to Center City**
5 minutes to I-95

 **Food and shops nearby**
Càphê Roasters
El Coqui
Sherry's Diner
Café Mi Quang
J&J Family Restaurant
Applebee's
ShopRite
Compare & Save
Walmart
Target

TIOGA EL STATION

J-CENTREL
Small business studios, cafe

HARROWGATE PARK

MAKEN STUDIOS NORTH
Makerspace, studios

3360 FRANKFORD

MAKEN STUDIOS SOUTH
Makerspace, studios

SEPTA MARKET-FRANKFORD LINE ABOVE KENSINGTON AVENUE

FRANKFORD AVENUE

How will this work for you?

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	TOTAL
Cash Inflows										
Sponsor Capital	$977,392									$850,517
Investor Capital	$2,373,180									$2,420,702
Bank Loan	$3,900,000		$5,212,218							$9,112,218
Base Rent	$114,667	$176,300	$335,888	$344,285	$352,892	$361,714	$370,757	$380,026	$389,257	$2,825,786
Additional Rent	$138,038	$207,058	$424,170	$424,170	$424,170	$424,170	$424,170	$424,170	$424,170	$3,314,286
Sales Proceeds									$10,836,282	$10,836,282
Total Inflows	**$7,503,277**	**$383,358**	**$5,972,276**	**$768,455**	**$777,062**	**$785,884**	**$794,927**	**$804,196**	**$11,497,709**	**$29,359,791**
Cash Outflows										
Acquisition Costs	$1,319,102									$1,300,402
Hard Costs	$4,453,433		$1,070,000							$5,547,265
Soft Costs	$915,688		$219,568							$1,132,454
Bank Fees	$499,825		$84,622							$564,498
Debt Service			$184,194	$442,066	$442,066	$442,066	$442,066	$442,066	$442,066	$2,836,590
Operating Expenses	$22,540	$26,836	$30,581	$30,891	$31,208	$31,533	$31,864	$32,235	$32,719	$270,407
Debt repayment		$43,778	$3,956,220	$151,022					$4,589,055	$8,740,075
Capital Expenditures		$4,165	$4,658	$4,774	$4,893	$5,016	$5,141	$5,270	$5,401	$39,318
Total Outflows	**$7,210,589**	**$74,779**	**$5,549,843**	**$628,753**	**$478,167**	**$478,615**	**$479,071**	**$479,571**	**$5,069,240**	**$20,431,008**
Net Cash Flow	**$292,688**	**$308,579**	**$422,433**	**$139,702**	**$298,895**	**$307,269**	**$315,856**	**$324,625**	**$6,580,468**	**$8,928,782**
To Investors	$0	$0	$0	$99,007	$211,827	$217,762	$223,847	$230,063	$4,663,578	$5,646,084
To $5,000 Investor	$0	$0	$0	$208	$445	$457	$470	$483	$9,794	$11,857
As Percent of Investment										235.1%

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described in the document called Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

SHIFT × VOYAGE

Mission-Aligned Tenant

Opened in 2009, El Centro de Estudiantes Big Picture Philadelphia School is an accelerated school program in the School District of Philadelphia, one of Philadelphia's first such schools. The school provides a high school education at an accelerated pace with students earning their diplomas in 1.5 to 3 years, depending on the number of high school credits they bring with them and accrue each term. El Centro serves Opportunity Youth: young adults ages 16-21 who have previously disengaged from high school because traditional models of education didn't work for them.

El Centro's goal is to help students find and walk their own pathway to success. The school does this by centering students' learning on their interests and passions, integrating career exploration and internships into our school curriculum, and creating a supportive and nurturing school environment focused on youth resilience and a restorative behavioral model.

El Centro is a proud member of Big Picture Philadelphia and the Big Picture Learning Network







Dynamic Rental Structure

The rental structure agreed upon with Big Picture Philadelphia ensures that incentives and risks are aligned between Sponsor and Tenant. The Additional Rent is calculated by spreading the Phase 1 & Phase 2 development costs across the 10-year period and charging it back to tenant directly as rent. The structure lowers much of the construction cost risks as the Tenant would absorb the expenses within their monthly rental payments. The structure is a "win-win" as the Tenant benefits from lower rental expenses if they are flexible to opt for cost-effective design and construction solutions. The Tenant will pay lower rent in Phase I allowing them to ramp up their fundraising efforts so their out-of-pocket rental expenses are minimized for Phase II.

Lease Yr	$/SF	SF	Annual Rent	Monthly Base Rent	Additional Rent**	Total Monthly Rent**
Months 1-4 of Lease Year 1	$ –	17,200	$ –	$ –	$ –	$ –
Months 5-12 of Lease Year 1	$ 10.00	17,200	$ 172,000	$ 14,333	$ 17,368	$ 31,702
2	$ 10.25	17,200	$ 176,300	$ 14,692	$ 17,368	$ 32,060
3	$ 12.50	26,871	$ 335,888	$ 27,991	$ 35,487	$ 63,478
4	$ 12.81	26,871	$ 344,285	$ 28,690	$ 35,487	$ 64,178
5	$ 13.13	26,871	$ 352,892	$ 29,408	$ 35,487	$ 64,895
6	$ 13.46	26,871	$ 361,714	$ 30,143	$ 35,487	$ 65,630
7	$ 13.80	26,871	$ 370,757	$ 30,896	$ 35,487	$ 66,384
8	$ 14.14	26,871	$ 380,026	$ 31,669	$ 35,487	$ 67,156
9	$ 14.50	26,871	$ 389,257	$ 32,461	$ 35,487	$ 67,948
10	$ 14.86	26,871	$ 399,265	$ 33,272	$ 35,487	$ 68,759

**Assumes $3.417 in Client-Attributable TIs & Soft Costs

Construction Budget

Summary

Acquisition Costs
	Subtotal	$1,300,402	$48.39

Hard Costs (Base + Phase I)
	Subtotal	$4,453,433	$165.73

Hard Costs (Phase II)
	Subtotal	$1,070,000	$39.82

Total Hard Costs
	Total Hard Costs	$5,523,433	$205.55

Soft Costs (Phase I)
	Subtotal	$915,688	$34.08

Soft Costs (Phase II)
	Subtotal	$219,386	$8.16

Total Soft Costs
	Total Soft Costs	$1,135,074	$42.24

Financing Fees
Item	Total	Per Unit
Subtotal	$198,694	$7.39

Capitalized Interest/ Interest Reserves
Item	Total	Per SF
Total	$404,560	$15.06

Overall Construction Budget
Item	Total	Per SF
Total Construction Budget	$8,562,164	$319

Detailed

Acquisition Costs
Item	Total	Per SF	Month Start	Month End	Total Months
Purchase Price	$1,250,000	$46.52	0	0	1
Closing Costs	$50,402	$1.88	0	0	1
Subtotal	$1,300,402	$48.39			

Hard Costs (Base + Phase I)
Item	Total	Per SF	Month Start	Month End	Total Months
Construction Costs (Base)	$2,223,390	$82.74	18	24	7
Tenant Improvement (Phase I)	$1,604,123	$59.70	18	24	7
Asbestos Remediation	$61,703	$2.30	18	18	1
Lead Base Testing	$143,172	$5.33	18	18	1
Builder's Risk Insurance (Phase I)	$38,294	$1.43	18	24	7
General Conditions	$153,101	$5.70	18	24	7
Shift GC Fee	$114,825	$4.27	18	24	7
Taxes and Insurance	$57,413	$2.14	18	24	7
Permit Allowance	$38,275	$1.42	18	24	7
Contingency (Base + Phase I)	$19,138	$0.71	18	24	7
Subtotal	$4,453,433	$165.73	1	24	24

Hard Costs (Phase II)
Item	Total	Per SF	Month Start	Month End	Total Months
Tenant Improvement (Phase II)	$945,455	$35.18	39	43	5
Builders Risk (Phase II)	$30,000	$1.12	39	43	5
Contingency (Phase II)	$94,545	$3.52	39	43	5
Subtotal	$1,070,000	$39.82	39	43	5

Total Hard Costs
	Total	Per SF	Month Start	Month End	Total Months
Total Hard Costs	$5,523,433	$205.55	1	43	43
Standard Deviation	9999		Pro rata Allocation	43	79.85%

Soft Costs (Phase I)
Item	Total	Per SF	Month Start	Month End	Total Months
Architect & Engineer	$340,901	$12.69	3	24	22
Vacant Property Insurance	$30,000	$1.12	1	18	18
Inspections	$7,985	$0.30	17	18	2
RE Taxes during Construction	$12,038	$0.45	11	26	16
Equity Raise Fee	$43,918	$1.63	8	8	1
Leasing Fee	$55,751	$2.07	21	21	1
Developer Fee	$341,850	$12.72	18	21	4
Contingency Phase I	$83,244	$3.10	18	21	4
Subtotal	$915,688	$34.08	1	26	26

Soft Costs (Phase II)
Item	Total	Per SF	Month Start	Month End	Total Months
Architect & Engineer	$86,019	$3.20	3	19	17
Inspections	$2,015	$0.07	39	43	5
Leasing Fee	$14,068	$0.52	39	39	1
Equity Raise Fee	$11,082	$0.41	8	8	1
Developer Fee	$86,259	$3.21	39	43	5
Contigency Phase II	$19,944	$0.74	39	43	5
Subtotal	$219,386	$8.16	3	43	41

Total Soft Costs
	Total	Per SF	Month Start	Month End	Total Months
Total Soft Costs	$1,135,074	$42.24	1	43	43

Financing Fees
Item	Total	Per Unit	Month Start	Month End	Total Months
Origination Loan Fees	$18,700	$0.70	1	0	0
Acquisition Debt Extension	$46,875	$1.74	16	16	1
Construction Fee (Phase I)	$48,390	$1.80	21	21	1
Construction Fee (Phase II)	$84,729	$3.15	39	39	1
	$198,694	$7.39	1	39	39

Capitalized Interest/ Interest Reserves
Item	Total	Per SF	Month Start	Month End	Total Months
Interest Reserves	$111,484	$4.15			
Capitalized Interest	$293,076	$10.91			
Total	$404,560	$15.06			

Overall Construction Budget
Item	Total	Per SF	Month Start	Month End	Total Months
Total Construction Budget	$8,562,164	$319	1	43	43



Risks

Mitigants

CONSTRUCTION COSTS

Construction costs flow directly into the tenant's "additional rent" so the projected returns are protected. Construction costs are added as "additional rent" to the tenant over the 10-year period.

SCHOOL DISTRICT RENEWAL

School District of Philadelphia only signs 5-year agreements and the current agreement expires in 3 years. As a mitigant, our proposed lease has an early termination fee that is sized on construction costs incurred.

FINANCING

Local community banks have expressed interest on financing each phase.

ENTITLEMENT

The school building is being developed by-right. The surface parking lot will require a zoning variance or ordinance to continue as a parking lot due to residential zoning. Surface lot has always been utilized for parking so we anticipate minimal community or zoning resistance.

Revitalizing the Neighborhood, One Building at a Time

This tenant is an integral partner to the development of healthy futures within the Kensington neighborhood and the United States at large in the education space.

New Life in Vacated Spaces

The Project is planned to activate a vacant, neglected building by partnering with a school serving our most vulnerable youth. The school teaches direct skills that are applicable to long-term careers. Many of the students reside in Kensington so the school will open opportunities to upward mobility for them and their families.

Anticipated Impact

- Building designed to enhance classroom-learning and skill-building opportunities for 200 students each school year, many of which reside in Kensington
- Environmental Improvement: Exterior asbestos and interior lead-based paint remediation
- Job creation: 50 construction jobs, 20 permanent jobs
- Workforce development: Providing support towards Big Picture Philadelphia's fundraising efforts to maximize workforce training opportunities



Development Team

Project Sponsor: SHIFT Capital



SHIFT is a neighborhood investment group who executes real estate projects and financing strategies that create just and equitable communities for the long-term. SHIFT invests in: people, adaptive reuse and ground-up real estate, small businesses, main streets, community-serving programs, and green spaces. SHIFT is a Certified B Corporation® and believes that by putting purpose first, we are driving stronger long-term outcomes for communities, society and our investors.

Through the SHIFT Neighborhood Fund, **SHIFT raised and invested $43 million in assets in North Philadelphia** over 2016 to 2018, including transit-oriented development and adaptive reuse of approximately two million square feet of industrial and commercial space in a 5-minute walking radius around two major Philadelphia subway stops.

Through the SHIFT Catalyst Fund, Shift supports the next generation of impact developers across the country with a focus on teams led by women and Black, Indigenous, and People of Color (BIPOC) managers. The Catalyst Fund is currently working with 11 sponsors (9 BIPOC/Women-led) on 15+ projects across 6 States and 11 municipalities.

In total, Shift has over **$358 million of assets under management,** over **$80 million of equity under management,** and over **1,000 residential units either in development or in the pipeline.**

IMPACT INVESTMENTS

~$358MM
capital invested in the neighborhoods we serve

~$6.5MM
spent on businesses in the neighborhoods we serve

~$88MM
equity under management

6
Neighborhoods where we invest

960
temporary jobs in construction/maintenance

700+
jobs brought to/created in neighborhood

Development Team



Brian Murray / Partner, Chief Executive Officer



Brian is a seasoned entrepreneur who strives to be a catalyst for positive change. Through his work at SHIFT, Brian is focused on finding better solutions at the intersection of society's most difficult urban challenges - intergenerational poverty, urban revitalization, access to opportunity, and community displacement. Brian led the capital raise for SHIFT's Neighborhood Fund and manages the deployment of over $330 million of investments throughout SHIFT's portfolio in Philadelphia, Newark NJ, Washington DC, and Upstate New York. Brian is a Peace Corps alumnus and a MBA graduate of Yale School of Management.

General Contractor: SHIFT Builders



SHIFT Builders, SHIFT's in-house construction team, is experienced with all stages of construction for large-scale projects, medium-sized commercial builds, and office and studio fit outs. The team has a unique breadth and depth of knowledge and experience in engineering, real estate development, project management, estimating, value engineering, and tenant coordination. SHIFT Builders has built and managed over 100 new construction developments and renovation and adaptive reuse projects across commercial, residential, educational, health care, and municipal building types. Builders has successfully completed multi-million dollar projects throughout the Greater Philadelphia region, including the City of Philadelphia, and has provided construction management for projects in Newark NJ, Washington DC, and Upstate NY.

SHIFT X VOYAGE

Development Team Partner



Voyage Investment is a Latino-owned real estate firm focused on acquiring and redeveloping properties that add value to working-class neighborhoods, while delivering risk-adjusted returns to investors. The co-founders, Alex & Juan, bring over 10 years of real estate and finance experience respectively. As partners on this project, Voyage is providing development and capital markets support.

Alex Robles / Co-founder



Alex co-leads Voyage Investments' overall operations and acquisition strategy. He is responsible for the assemblage of vacant/underutilized properties and collaborates with local market participants and stakeholders to execute projects. He has over 12 years of experience in hospitality, underwriting, marketing, and real estate investment. As part of SHIFT Capital's Developer-in-Residence program, he manages the company's largest Philadelphia projects with a total development cost over $100M. Prior to his investment career, Alex spent seven years working in operations at HEI Hotels & Resorts, a private hotel real estate investment firm. In his time with HEI, he spearheaded sales & marketing efforts for hotels within brands such as Le Meridien and Westin prior to leading the business travel strategy for a 17-hotel cluster. Alex received his Master of Business Administration from the Wharton School and his Bachelors of Science from Penn State University's School of Hospitality Management.

Juan Saenz / Co-founder



Juan co-leads Voyage Investment's acquisition and capital markets strategy. He is experienced in asset management and community development finance, specifically in underwriting, financial analysis, and commercial lending. His life and work experiences drive him towards creating positive investments in underserved communities. As part of SHIFT Capital's Developer-in-Residence program, Juan is responsible for overseeing SHIFT's Neighborhood Fund ($200 MM AUM, 2 million square-foot portfolio of mixed-use and industrial assets) in an asset management role. He also supports SHIFT's Catalyst Fund ($350 MM AUM) in the underwriting of new acquisition opportunities for the company's national expansion in markets outside of Philadelphia. Prior to this, he worked for Kroll Bond Rating Agency's commercial mortgage-backed securities (CMBS) department in an underwriting capacity, providing credit ratings for newly issued CMBS and CRE CLO transactions. Juan holds a Master's in Real Estate from NYU University and a BA in Finance from Penn State University.



EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS B SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS B SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class B Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- The School District of Philadelphia only signs 5-year agreements and the current agreement expires in 3 years. As a mitigant, our proposed lease has an early termination fee that is sized on construction costs incurred.

- The construction lending environment has been challenging for this project but local community banks have expressed interest in financing each phase of the project.

- The school building is being developed by-right. The surface parking lot will require a zoning variance or ordinance to continue as a parking lot due to residential zoning. The surface lot has always been utilized for parking so we anticipate minimal community or zoning resistance.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate

information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager conducted an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Class B Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying

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with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class B Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

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Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class B Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class B Shares:

- There will be no public market for your Class B Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class B Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- [Under the LLC Agreement, the Class B Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.]

- [The Manager has the right to impose conditions on the sale of Class B Shares, and these conditions might not be acceptable to you.]

- [If you want to sell your Class B Shares, the Manager has a first right of refusal to buy them.]

[Taking all that into account, you should plan to own your Class B Shares until the Project is sold.]

No Registration Under Securities Laws: Neither the Company nor the Class B Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class B Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class B Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class B Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Philadelphia in the Commonwealth of Pennsylvania, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class B Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C-1: REG CF INVESTMENT AGREEMENT

3360 FRANKFORD LLC

This is an Investment Agreement, entered into on _____ by and between 3360 Frankford LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "3360 FRANKFORD LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company limited liability company interests designated as _____ "Class B Shares" for $_____ (the "Shares").

2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated

by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.	**Governing Law**. Your relationship with us shall be governed by the internal laws of Delaware, without considering principles of conflicts of law.

11.	**Arbitration**.

11.1.	**Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.	**Place of Arbitration; Rules**. All arbitration will be conducted in Philadelphia, Commonwealth of Pennsvlania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.	**Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.	**Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.	**No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.	**Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.	**Notices**. All notices between us will be electronic. You will contact us by email at brian@shiftcapital.us. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

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14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: 3360 Frankford, LLC.

BY: Shift Operations LLC, its manager

By: _____

Joseph Brian Murray, Manager

EXHIBIT C-2: REG D INVESTMENT AGREEMENT

3360 FRANKFORD LLC

This is an Investment Agreement, entered into on _____ by and between 3360 Frankford LLC (the "Company") and _____ ("Purchaser").

Background

I. The Company is offering limited liability company interests pursuant to a Confidential Investor Disclosure Document (the "Disclosure Document").

II. The Company and its members are parties to an agreement captioned "3360 FRANKFORD LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Disclosure Document. The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated _____ Class B Shares for $_____ (the "Shares").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the number of your Shares. We will notify you promptly if this happens.

3. **No Right to Cancel**. You do not have the right to cancel your subscription or change your mind. Once you sign this Investment Agreement, you are obligated to purchase the Shares, even if the amount is reduced pursuant to section 2.2.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money might first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the terms of the LLC Agreement, the Shares may not be transferred without our consent. Also, securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any Shares.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class B Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Accredited Investor**. At least one of the following statements is true:

1) Your net worth, excluding your principal residence, is at least $1,000,000.

2) Your income has been at least $200,000 for each of the last two years, and you expect it to be at least $200,000 this year.

3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

4) You hold any of the following licenses from the Financial Industry Regulatory Authority (FINRA): a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82), or a Licensed Investment Adviser Representative license (Series 65).

5) You are an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act") or the laws of any state.

6) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

6.25.2.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.3.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.4.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Accredited Investor**. At least one of the following statements is true:

1) Purchaser is a bank, a savings and loan association, a broker-dealer registered under section 15 of the Securities Exchange Act of 1934, an insurance company, or an investment company registered under the Investment Company Act of 1940.

2) You are an investment adviser registered under the Advisers Act or the laws of any state.

3) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

4) Purchaser is a corporation, partnership, or limited liability company not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000.

5) Purchaser is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person.

6) Purchaser is a "family office," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, if the family office (i) has assets under management in excess of $5,000,000, (ii) was not formed for the specific purpose of acquiring the securities offered, and (iii) is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

7) Purchaser is a "family client," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, of a family office meeting the requirements above, whose investment in the issuer is directed by such family office;

8) Each of the equity owners of Purchaser either (i) is an individual (not an entity) and can truthfully make at least one of the statements in section 6.25.1, or (ii) is an entity and can truthfully make at least one of the foregoing statements in this section 6.26.1.

6.26.2.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.3.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.4.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.5.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.6.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.7.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Repurchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Philadelphia, Commonwealth of Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at brian@shiftcapital.us. We will contact you by email at the email address you provided on the Platform.. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: 3360 Frankford, LLC.

BY: Shift Operations LLC, its manager

By: _____

Joseph Brian Murray, Manager

3360 FRANKFORD LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement (this "<u>Agreement</u>"), entered into and effective on August 23, 2023 (the "<u>Effective Date</u>"), by and among 3360 Frankford LLC, a Delaware limited liability company (the "<u>Company</u>"), the Class A Members set forth on the signature page hereto (the "<u>Class A Members</u>"), and the persons and entities who purchase Class B Shares following the date of this Agreement (which may include Class A Members) (the "<u>Class B Members</u>"). The Class A Members and Class B Members are sometimes referred to as "<u>Members</u>" in this Agreement.

BACKGROUND

I.   The Company was formed on January 10, 2022, pursuant to the Pennsylvania Uniform Limited Liability Company Act of 2016.

II.   The Company and the Class A Members entered into an agreement captioned Operating Agreement of the Company dated effective as of December 31, 2021 (the "<u>Original LLC Agreement</u>").

III.   On August 23, 2023, the Company was converted to a Delaware limited liability company pursuant to Delaware and Pennsylvania law.

IV.   The Company and the Members wish to amend and restate the Original LLC Agreement in its entirety.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company shall be continued in accordance with and pursuant to the Delaware Limited Liability Company Act (the "<u>Act</u>") for the purposes set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall continue to be "3360 Frankford LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to acquire, own, operate, lease, finance, manage, repair, and develop the real property and improvements located at 3360-64 Frankford Avenue, Philadelphia, Pennsylvania (the "Property"), including the development of a two (2) story commercial building containing approximately 28,000 square feet to be occupied by one or more tenants (such activities being referred to herein as the "Project"), as described more fully in the Form C of the Company dated August 24, 2023 and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Prior to the Effective Date, the Class A Members contributed capital to the Company in the amounts set forth on Exhibit A. Following the Effective Date, each Class B Member shall contribute to the capital of the Company the amount set forth on his, her, or its Investment Agreement, and Class A Members shall not be required to contribute additional capital (but may choose to contribute capital as Class A Members). All contributions of capital by the Members are referred to herein as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager, the Class A Members or their affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by the Manager or any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before

distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a Capital Contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

2.6. **Guaranties**. If any Class A Member guaranties any indebtedness of the Company, including but not limited to a payment guaranty, a completion guaranty, or a carve-out guaranty, and is later required to make any payment with respect to such guaranty, then the amount of such payment that is not otherwise reimbursed to such Class A Member shall be treated as a Member Loan.

3. **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1. **Shares**. As of the Effective Date, the limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares," of which Ten Thousand (10,000) shall be designated as "Class A Shares" and One Million (1,000,000) shall be designated as "Class B Shares". The Class A Shares shall be owned by the Class A Members, as set forth on Exhibit A. The Class B Shares shall be owned by the Class B Members. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2. **Preemptive Rights**.

    3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class B Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class B Member's *pro rata* number of New Shares (based on the respective Class B Percentage Interests of each Class B Member) and how the proceeds from the sale of New Shares will be used. Each Class B Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class B Member wishes to purchase, if any. If a Class B Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class B Member shall be deemed to have declined to purchase any New Shares.

    3.2.2.   **Allotment**. If Class B Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class B Member shall purchase the number of New Shares such Class B Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class B Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class B Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class B Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class B Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class B Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class B Members.

    3.2.3.   **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Class B Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933, as amended. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such

documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional Capital Contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Definitions**.

4.1.1. "Distributable Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, Capital Contributions, distributions to the Members, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, interest on interest-bearing accounts, the cost of preparing tax returns and other financial information, legal fees, escrow fees, bank fees, and all of the operating expenses of the Company.

4.1.2. "Investor IRR" means, for each Class B Member, such Class B Member's IRR taking into account such Class B Member's Capital Contribution (measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account) and all distributions received by such Class B Member, and by assuming that the residual value of such Class B Member's Class B Shares is zero ($0) at the time of the distribution.

4.1.3. "IRR" means internal rate of return, calculated using the XIRR function in Microsoft Excel.

4.1.4. "Shift Member" means Shift Neighborhood Fund LP, a Delaware limited partnership.

4.1.5. "Shift Priority Amount" shall mean $190,000

4.2. **Distributions**.

4.2.1. **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

(a) First, to the Shift Member until it has received the Shift Priority Amount, taking into

account the current distribution and all previous distributions;

(b)   Second, twenty-nine and two tenth percent (29.2%) to the Class A Members and seventy and eight tenths percent (70.8%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%)

(c)   Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

(d)   Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

4.2.2.   **Distributions Within Classes**. Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

4.3   **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this Article Four. If any Member receives a smaller or larger distribution pursuant to this section than he, she or it would have received had the same aggregate amount been distributed pursuant to section 4.2, then subsequent distributions shall be adjusted accordingly.

4.4   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.5   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.6   **Other Rules Governing Distributions**. No distribution prohibited under the Act or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its

capacity as a Member. A Member who receives a distribution prohibited under the Act shall be liable as provided therein.

4.7   **Allocations of Profits and Losses**.

4.7.1   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.7.2   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.7.3   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.7.4   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.7.5   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value

on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Shift Operations LLC ("Shift Operations") as the "manager" within the meaning of the Act. In that capacity, Shift Operations is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class B Shares from time to time; (ii) issue Class B Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class B Members; (iii) make all decisions concerning the Property and Project; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets

of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Offering Expenses**. The Company shall reimburse the Manager for the cost of offering Class B Shares to investors, including legal and accounting expenses.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Property Management Fee**.   The Company shall pay Shift Operations a monthly property management fee equal to four percent (4%) of the gross revenues generated by the Property during the preceding month (the "Property Management Fee").

5.6.2.   **Asset Management Fee**. The Company shall pay Shift Operations or an affiliate an annual management fee of Fifteen Thousand Dollars ($15,000.00) (the "Annual Management Fee").   The Annual Management Fee shall be paid on such dates as determined by the Manager.

5.6.3.   **Development Fee**. The Company shall pay a development fee equal to five percent (5%) of the hard costs (including contingency) and remediation costs incurred by the Company to develop the Project (which amount shall be subject to adjustment based on the final costs actually incurred by the Company) (the "Development Fee"). The Development Fee will be paid in accordance with a schedule approved by the Manager as follows: (i) fifty-five percent (55%) to Voyage 3360 Frankford LLC; and (ii) forty-five percent (45%) to Shift.

5.6.4.   **Leasing Commission**. The Company shall pay to Shift a leasing commission equal to one percent (1%) of the value of any lease entered into by the Company (including, but not limited to, any expansions, renewals or extensions of any existing lease).

5.6.5.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other

services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7.   **No Removal of Manager**. Notwithstanding any provision of the Act to the contrary, the Manager may not be removed by the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means (i) the Manager and its affiliates, (ii) the Guarantors, (iii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iv) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, to the fullest extent permitted by law, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. To the fullest extent permitted by law, whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. In addition to the foregoing, to the fullest extent permitted by the Act, the Company will indemnify each Guarantor against any

amounts paid by such Guarantor under a Guaranty unless the amounts paid by such Guarantor proximately result from such Guarantor's material breach of such Guaranty.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent the assets of the Company, including but not limited to proceeds of liability insurance (if any), are not sufficient to satisfy the Company's indemnification obligations, the Manager may recall distributions from the Members during the term of the Company, and for a period ending one (1) year after dissolution of the Company, to the extent of distributions received from the Company within the one-year period prior to the date any such distribution is being recalled. Any such recall shall be made among the Members pro rata based on the distributions received by the Members. Such recalled distributions received by the Company pursuant to this section 6.2.3(e) shall be treated as a Capital Contribution for all purposes of this Agreement.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but

for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Class B Member shall have a right to a list of the Class B Members or any information regarding the Class B Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency

imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Members**.

8.1.1.   **In General**. No Member (a "Transferor") may sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares, without or without consideration, except with the prior written consent of the Manager. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Class B Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class B Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Class B Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the

Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to the Act, shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of transferred Shares pursuant to section 8.1 shall

have the right to become a Member pursuant to the Act if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 8.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.　**Waiver of Appraisal Rights**. To the fullest extent permitted by law, each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.5.　**Mandatory Redemptions**.

8.5.1.　**Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Shares owned by a Class B Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2.　**Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class B Shares owned by a Class B Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3.　**Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.　**Fair Market Value of Assets**.

8.6.1.　**In General**. For purposes of section 8.5, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%),

the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class B Member are being purchased, then all such Class B Members shall select a single representative, voting on the basis of the number of Class B Shares owned by each, and such single representative (who may but need not be one of the Class B Members in question) shall speak and act for all such Class B Members.

(b) **Cost of Appraisals**. The Company on one hand and the Class B Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.6.1. If a third appraiser is required, the parties shall share the cost equally.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve or (iii) upon such other event requiring dissolution under the Act. To the fullest extent permitted by law, the Members hereby waive the right to have the Company dissolved by judicial decree pursuant to the Act.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with section 4.2.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12.   A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13.   An amendment that conforms to the Disclosure Document;

11.1.14.   Any amendments expressly permitted in this Agreement to be made by the Manager

acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contributions; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager, Class A Members holding a majority of the Class A Shares and Class B Members holding a majority of the Class B Shares.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of the Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class B Members holding at least Twenty Percent (20%) of the Class B Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class B Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class B Member does not respond for an additional ten (10) calendar days following the reminder such Class B Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class B Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient

demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.5. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Covered Persons, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.6. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.7. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.8. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.9. **Execution by Members**. It is anticipated that this Agreement will be executed by Class B Members through the execution of a separate Investment Agreement and by Class A Members through the execution of a separate Joinder Agreement.

12.10. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.11. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings. Without limiting the preceding sentence, this Agreement supersedes the Original LLC Agreement for all periods following the Effective Date.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

3360 FRANKFORD LLC

By: Shift Operations LLC, Manager

By   // Joseph Brian Murray
Joseph Brian Murray, Managing Member

SHIFT OPERATIONS LLC

By   // Joseph Brian Murray
Joseph Brian Murray, Managing Member

Class A Member	Capital Contributions	Class A Shares
Shift Neighborhood Fund LP		7,500
Voyage 3360 Frankford LLC		500
Future Home LLC		850
Felt and Fat LLC		300
Eli Kulp		850
TOTAL		**10,000**

EXHIBIT D-2: REINSTATED & AMENDED LLC AGREEMENT

3360 FRANKFORD LLC

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended and Restated Limited Liability Company Agreement (this "Agreement"), entered into and effective on _____October 29_____, 2023 (the "Effective Date"), by and among 3360 Frankford LLC, a Delaware limited liability company (the "Company"), the Class A Members set forth on the signature page hereto (the "Class A Members"), the Class B Members set forth on the signature page hereto and the persons and entities who purchase Class B Shares following the date of this Agreement (which may include Class A Members) (the "Class B Members"). The Class A Members and Class B Members are sometimes referred to as "Members" in this Agreement.

BACKGROUND

I.   The Company was formed on January 10, 2022 pursuant to the Pennsylvania Uniform Limited Liability Company Act of 2016.

II.   The Company and the Class A Members entered into an agreement captioned Operating Agreement of the Company dated effective as of December 31, 2021.

III.   On August 23, 2023 the Company was converted to a Delaware limited liability company pursuant to Delaware and Pennsylvania law and an Amended and Restated Limited Liability Company Agreement dated as of August 23, 2023 was executed by the members of the Company (the "Amended LLC Agreement").

IV.   The Company and the Members wish to amend and restate the Amended LLC Agreement in its entirety.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company shall be continued in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purposes set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with the Act, conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall continue to be "3360 Frankford LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to acquire, own, operate, lease, finance, manage, repair, and develop the real property and improvements located at 3360-64 Frankford Avenue, Philadelphia, Pennsylvania (the "Property"), including the development of a two (2) story commercial building containing approximately 28,000 square feet to be occupied by one or more tenants (such activities being referred to herein as the "Project"), as described more fully in the Form C of the Company dated August 24, 2023 and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Prior to the Effective Date, the Class A Members contributed capital to the Company in the amounts set forth on Exhibit A. Each Class B Member has contributed, or shall contribute, to the capital of the Company the amount set forth on his, her, or its Investment Agreement, and Class A Members shall not be required to contribute additional capital (but may choose to contribute capital as Class A Members). All contributions of capital by the Members are referred to herein as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager, the Class A Members or their affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by the Manager or any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a Capital Contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

2.6. **Guaranties**. If any Class A Member guaranties any indebtedness of the Company, including but not limited to a payment guaranty, a completion guaranty, or a carve-out guaranty, and is later required to make any payment with respect to such guaranty, then the amount of such payment that is not otherwise reimbursed to such Class A Member shall be treated as a Member Loan.

3. **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of August 23, 2023, the limited liability company interests of the Company shall be denominated by One Million Ten Thousand (1,010,000) "Shares," of which Ten Thousand (10,000) shall be designated as "Class A Shares" and One Million (1,000,000) shall be designated as "Class B Shares". Effective as of the Effective Date, the Class A Shares shall be owned by the Class A Members, as set forth on Exhibit A. The Class B Shares shall be owned by the Class B Members. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1. **In General**. Before issuing New Shares, the Manager shall notify each Class B Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class B Member's *pro rata* number of New Shares (based on the respective Class B Percentage Interests of each Class B Member) and how the proceeds from the sale of New Shares will be used. Each Class B Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class B Member wishes to purchase, if any. If a Class B Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class B Member shall be deemed to have declined to purchase any New Shares.

3.2.2. **Allotment**. If Class B Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class B Member shall purchase the number of New Shares such Class B Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class B Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class B Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class B Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class B Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class B Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class B Members.

3.2.3. **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Class B Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933, as amended. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Shares, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional Capital Contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Distributable Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, Capital Contributions, distributions to the Members, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, interest on interest-bearing accounts, the cost of preparing tax returns and other financial information, legal fees, escrow fees, bank fees, and all of the operating expenses of the Company.

4.1.2.   "Investor IRR" means, for each Class B Member, such Class B Member's IRR taking into account such Class B Member's Capital Contribution (measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account) and all distributions received by such Class B Member, and by assuming that the residual value of such Class B Member's Class B Shares is zero ($0) at the time of the distribution.

4.1.3. "IRR" means internal rate of return, calculated using the XIRR function in Microsoft Excel.

4.1.4. "Shift Member" means Shift Neighborhood Fund LP, a Delaware limited partnership.

4.1.5. "Shift Priority Amount" shall mean $40,678.

4.2. **Distributions**.

4.2.1. **In General**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Distributable Cash as follows:

(a) First, to the Shift Member until it has received the Shift Priority Amount, taking into account the current distribution and all previous distributions;

(b) Second, twenty-nine and two-tenths percent (29.20%) to the Class A Members and seventy and eight-tenths percent (70.80%) to the Class B Members, until each Class B Member has received an Investor IRR of eight percent (8%);

(c) Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to the Class B Members until each Class B Member has received an Investor IRR of twelve percent (12%); and

(d) Thereafter, forty percent (40%) to the Class A Members and sixty percent (60%) to the Class B Members.

4.2.2. **Distributions Within Classes**. Distributions made to the Class A Members as a group shall be divided among them based on the number of Class A Shares owned by each, and distributions made to the Class B Members as a group shall be divided among them based on the number of Class B Shares owned by each.

4.3 **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this Article Four. If any Member receives a smaller or larger distribution pursuant to this section than he, she or it would have received had the same aggregate amount been distributed pursuant to section 4.2, then subsequent distributions shall be adjusted accordingly.

4.4   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.5   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.6   **Other Rules Governing Distributions**. No distribution prohibited under the Act or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited under the Act shall be liable as provided therein.

4.7   **Allocations of Profits and Losses**.

4.7.1   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.7.2   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.7.3   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.7.4   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.7.5   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   ARTICLE FIVE: MANAGEMENT

5.1.   Management by Manager.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Shift Operations LLC ("Shift Operations") as the "manager" within the meaning of the Act. In that capacity, Shift Operations is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class B Shares from time to time; (ii) issue Class B Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class B Members; (iii) make all decisions concerning the Property and Project; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5.   **Offering Expenses**. The Company shall reimburse the Manager for the cost of offering Class B Shares to investors, including legal and accounting expenses.

5.6.   **Compensation of Manager and Affiliates**.

5.6.1.   **Property Management Fee**. The Company shall pay Shift Operations a monthly property management fee equal to four percent (4%) of the gross revenues generated by the Property during the preceding month (the "Property Management Fee").

5.6.2.   **Asset Management Fee**. The Company shall pay Shift Operations or an affiliate an annual management fee of Fifteen Thousand Dollars ($15,000.00) (the "Annual Management Fee"). The Annual Management Fee shall be paid on such dates as determined by the Manager.

5.6.3.   **Development Fee**. The Company shall pay a development fee equal to five percent (5%) of the hard costs (including contingency) and remediation costs incurred by the Company to develop the Project (which amount shall be subject to adjustment based on the final costs actually incurred by the Company) (the "Development Fee"). The Development Fee will be paid in accordance with a schedule approved by the Manager as follows: (i) fifty-five percent (55%) to Voyage 3360 Frankford LLC; and (ii) forty-five percent (45%) to Shift.

5.6.4.   **Leasing Commission**. The Company shall pay to Shift a leasing commission equal to one percent (1%) of the value of any lease entered into by the Company (including, but not limited to, any expansions, renewals or extensions of any existing lease).

5.6.5.   **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7.   **No Removal of Manager**. Notwithstanding any provision of the Act to the contrary, the Manager may not be removed by the Members.

6.   **ARTICLE   SIX: OTHER   BUSINESSES;   INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the Guarantors, (iii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iv) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, to the fullest extent permitted by law, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. To the fullest extent permitted by law, whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now

exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. In addition to the foregoing, to the fullest extent permitted by the Act, the Company will indemnify each Guarantor against any amounts paid by such Guarantor under a Guaranty unless the amounts paid by such Guarantor proximately result from such Guarantor's material breach of such Guaranty.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the

right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent the assets of the Company, including but not limited to proceeds of liability insurance (if any), are not sufficient to satisfy the Company's indemnification obligations, the Manager may recall distributions from the Members during the term of the Company, and for a period ending one (1) year after dissolution of the Company, to the extent of distributions received from the Company within the one-year period prior to the date any such distribution is being recalled. Any such recall shall be made among the Members pro rata based on the distributions received by the Members. Such recalled distributions received by the Company pursuant to this section 6.2.3(e) shall be treated as a Capital Contribution for all purposes of this Agreement.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.2.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**.   The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Class B Member shall have a right to a list of the Class B Members or any information regarding the Class B Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be

binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Transfers by Members**.

8.1.1. **In General**. No Member (a "Transferor") may sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares, without or without consideration, except with the prior written consent of the Manager. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Class B Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class B Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Class B Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to the Act, shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to the Act if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 8.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. To the fullest extent permitted by law, each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to the Act or otherwise, as well as any "dissenter's rights."

8.5.   **Mandatory Redemptions**.

8.5.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class B Shares owned by a Class B Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class B Shares owned by a Class B Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (v) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.   **Fair Market Value of Assets**.

8.6.1.   **In General**. For purposes of section 8.5, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.2.   **Special Rules**.

(a)   **Designation of Representative**. If the Shares of more than one Class B Member are being purchased, then all such Class B Members shall select a single representative, voting on the basis of the number of Class B Shares owned by each, and such single representative (who may but need not be one of the Class B Members in question) shall speak and act for all such Class B Members.

(b)   **Cost of Appraisals**. The Company on one hand and the Class B Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.6.1. If a third appraiser is required, the parties shall share the cost equally.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve or (iii) upon such other event requiring dissolution under the Act. To the fullest extent permitted by law, the Members hereby waive the right to have the Company dissolved by judicial decree pursuant to the Act.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with section 4.2.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   ARTICLE TEN: POWER OF ATTORNEY

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

GB169961v1

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment

Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contributions; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager, Class A Members holding a majority of the Class A Shares and Class B Members holding a majority of the Class B Shares.

11.3.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2.   An amendment that would require any Member to make additional Capital Contributions; and

11.3.3.   An amendment that would impose personal liability on any Member.

11.4.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of the Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class B

Members holding at least Twenty Percent (20%) of the Class B Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class B Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class B Member does not respond for an additional ten (10) calendar days following the reminder such Class B Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class B Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Covered Persons, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Members**. It is anticipated that this Agreement will be executed by Class B Members through the execution of a separate Investment Agreement and by Class A Members through the execution of a separate Joinder Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings. Without limiting the preceding sentence, this Agreement supersedes the Amended LLC Agreement for all periods following the Effective Date.


[SIGNATURE PAGE TO FOLLOW]


IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

3360 FRANKFORD LLC

By: Shift Operations LLC, Manager

By _____
Joseph Brian Murray
Managing Member

SHIFT OPERATIONS LLC

By _____
Joseph Brian Murray
Managing Member

IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

CLASS A MEMBER:

INDIVIDUALS SIGN BELOW:

Eli Kulp
_____
Signature

___Eli Kulp_____   Date: ___10/27/2023_____
Print Name

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity:___Future Home LLC_____

Nathaniel Mell
By: _____   Date: ___10/27/2023_____
    Name: ___Nathaniel Mell_____
    Title: ___Partner_____

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity:___Felt and Fat LLC_____

Nathaniel Mell
By: _____   Date: ___10/27/2023_____
    Name: ___Nathaniel Mell_____
    Title: ___CEO_____

GB169961v1

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity: Voyage 3360 Frankford LLC

By: _Alexander Robles_   Date: 10/27/2023
   Name: Alexander Robles
   Title: Manager

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity: Shift Neighborhood Fund LP

By: _____   Date: 10/29/2023
   Name: Joseph Brian Murray
   Title: Authorized Signer

IN WITNESS WHEREOF, the undersigned parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

CLASS B MEMBER:

INDIVIDUALS SIGN BELOW:

Laura K McKenna

_____
Signature

Laura K McKenna   Date: _10-27-2023_____
_____
Print Name

PARTNERSHIPS, CORPORATIONS, TRUSTS AND OTHER ENTITIES SIGN BELOW:

Name of Entity:_____

By: _____   Date: _____
   Name: _____
   Title: _____

EXHIBIT A

Class A Member	Capital Contributions	Class A Shares
Shift Neighborhood Fund LP	$835,332	8,550
Voyage 3360 Frankford LLC	$48,870	500
Future Home LLC	$39,606	410
Felt and Fat LLC	$13,979	140
Eli Kulp	$39,606	410
TOTAL	**$977,392**	**10,000**
Class B Members	**Capital Contributions**	**Class B Shares**
On file with books and records of the Company	On file with books and records of the Company	On file with books and records of the Company

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was initially formed in Pennsylvania. In August 2023 the Company converted to a Delaware limited liability company and is now governed by the Delaware Limited Liability Company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was initially formed in Pennsylvania. In August 2023 the Company converted to a Delaware limited liability company and is now governed by the Delaware Limited Liability Company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class B Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class B Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
    - The owner's share of 20% of the wages paid by the partnership; plus
    - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class B Share. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class B Share). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other

passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class B Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Class B Share) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class B Shares

In general, the sale of Class B Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Class B Share, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers an Class B Share at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of an Class B Share will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class B Share. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class B Share against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of an Class B Share by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class B Share. The deceased Investor's transferee will get a basis in the Class B Share equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class B Share. Any such gain generally will be considered as gain from the sale of the Class B Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of an Class B Share or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of an Class B Share. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT G: FINANCIAL STATEMENTS

 Apr 26, 2024

I, Joseph Brian Murray, certify that:

1. The financial statements of 3360 Frankford LLC included in this Form are true and complete in all material respects; and

2. 3360 Frankford LLC was formed in 2022, and one tax return filed to date.


3360 Frankford LLC

By: Shift Operations, LLC, its Manager


By
           Joseph Brian Murray, Managing Member

3360 FRANKFORD LLC **Profit and Loss** Incorporated on January 10, 2022 Unaudited Statements	
	2022
INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	**$0.00**
TOTAL EXPENSES	**$0.00**
NET INCOME	**$0.00**

3360 FRANKFORD LLC Balance Sheet Incorporated on January 10, 2022 Unaudited Statements	
	2022
ASSETS	
Current Assets	$24,456.70
Fixed Assets	$1,594,426.00
Other Assets	$6,352.24
TOTAL ASSETS	**$1,626,234.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$1,147,919.98
Total Liabilities	**$1,147,919.98**
Equity	
Opening balance	$478,314.96
Retained earnings	$0.00
Net Income	$0.00
Total Equity	$478,314.96
TOTAL LIABILITIES AND EQUITY	**$1,626,314.96**

	2022
3360 FRANKFORD, LLC **Statement of Cash Flows** Incorporated on January 10, 2022 Unaudited Statements	
OPERATING ACTIVITIES	
Net Income	$0.00
Increase to Accounts Payable	93,419.98
Current Assets	
Prepaid Taxes	-7,337.50
Works in Progress	-337,268.00
Net Cash provided by operating activities	**$-251,185.52**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Net Cash provided by financing activities	**$937,500.00**
NET CASH FOR PERIOD	**$5,839.00**
CASH AT BEGINNING OF PERIOD	**$0.00**
CASH AT END OF PERIOD	**$5,839.00**

3360 Frankford Ave (3360fran)

Cash Flow Statement

Period = Jan 2023-Dec 2023

Book = Accrual ; Tree = ysi_cf

		Period to Date	%	Year to Date	%
1000-0000	**ASSETS**				
1010-0000	**CASH & CASH EQUIVALENTS**				
1030-0000	**RESTRICTED CASH**				
1030-0020	Lender Escrow	-3,008.29	0.00	-3,008.29	0.00
1030-0021	Interest Reserve	-17,690.49	0.00	-17,690.49	0.00
1030-9999	**TOTAL RESTRICTED CASH**	**-20,698.78**	**0.00**	**-20,698.78**	**0.00**
1100-9999	**TOTAL CASH & CASH EQUIVALENTS**	**-20,698.78**	**0.00**	**-20,698.78**	**0.00**
1300-0000	**PREPAID EXPENSES**				
1300-0010	Prepaid Insurance	-10,320.71	0.00	-10,320.71	0.00
1300-0020	Prepaid Taxes	7,337.50	0.00	7,337.50	0.00
1300-0900	Other Prepaid Exps	-940.63	0.00	-940.63	0.00
1300-9999	**TOTAL PREPAID EXPENSES**	**-3,923.84**	**0.00**	**-3,923.84**	**0.00**
1400-0000	**LAND, BUILDING AND IMPROVEMENTS (NET)**				
1410-0000	**LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**				
1410-0010	WIP (Work In Progress)	-3,817,447.21	0.00	-3,817,447.21	0.00
1410-0012	WIP Hanini Migration	378,868.00	0.00	378,868.00	0.00
1410-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**-3,438,579.21**	**0.00**	**-3,438,579.21**	**0.00**
1420-0000	**LAND, BUILDING AND IMPROVEMENTS (IN USE)**				
1420-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**0.00**	**0.00**	**0.00**	**0.00**
1449-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (NE**	**-3,438,579.21**	**0.00**	**-3,438,579.21**	**0.00**
1490-0000	**INTANGIBLE ASSETS (NET)**				
1490-0030	Goodwill	10,000.00	0.00	10,000.00	0.00
1490-9999	**TOTAL INTANGIBLE ASSETS (NET)**	**10,000.00**	**0.00**	**10,000.00**	**0.00**
1999-9999	**TOTAL ASSETS**	**-3,453,201.83**	**0.00**	**-3,453,201.83**	**0.00**
2000-0000	**LIABILITIES AND CAPITAL**				
2100-0000	**LIABILITIES**				
2200-0000	**ACCOUNTS PAYABLE**				
2200-0010	Trade Payable	1,163,847.42	0.00	1,163,847.42	0.00
2200-9999	**TOTAL ACCOUNTS PAYABLE**	**1,163,847.42**	**0.00**	**1,163,847.42**	**0.00**
2330-0000	**INTERCOMPANY**				
2330-0020	Due to/from Affiliate	275,085.30	0.00	275,085.30	0.00
2330-0091	Due To/From Hanini Migration	-117,000.00	0.00	-117,000.00	0.00
2330-9999	**TOTAL INTERCOMPANY**	**158,085.30**	**0.00**	**158,085.30**	**0.00**
2500-0000	**LOANS PAYABLE**				
2500-0010	LP - Shift Neighborhood Fund	1,750,000.00	0.00	1,750,000.00	0.00
2500-0240	LP - Spring Garden Lending	1,765,827.70	0.00	1,765,827.70	0.00
2500-0621	LP Hanini Migration	-937,500.00	0.00	-937,500.00	0.00
2599-9999	**TOTAL LOANS PAYABLE**	**2,578,327.70**	**0.00**	**2,578,327.70**	**0.00**
2999-9999	**TOTAL LIABILITIES**	**3,900,260.42**	**0.00**	**3,900,260.42**	**0.00**
3000-0000	**EQUITY**				

3300-0100	PIC - SNF	483,506.52	0.00	483,506.52	0.00
3300-1400	PIC - Non-Accredited	16,000.00	0.00	16,000.00	0.00
3300-2300	PIC - Voyage 3360 Frankford LLC	25,572.00	0.00	25,572.00	0.00
3300-2400	PIC - Future Home LLC	0.00	0.00	0.00	0.00
3300-2500	PIC - Felt and Fat LLC	0.00	0.00	0.00	0.00
3300-2600	PIC - Eli Kulp	0.00	0.00	0.00	0.00
3300-3101	PIC - Hanini Migration	-488,314.96	0.00	-488,314.96	0.00
3998-9999	**TOTAL EQUITY**	**36,763.56**	**0.00**	**36,763.56**	**0.00**
3999-9999	**TOTAL LIABILITIES AND CAPITAL**	**3,937,023.98**	**0.00**	**3,937,023.98**	**0.00**
	TOTAL ADJUSTMENTS	483,822.15	0.00	483,822.15	0.00
	CASH FLOW	484,529.61	0.00	484,529.61	0.00

	Period to Date	**Beginning Balance**	**Ending Balance**	**Difference**
1020-0010	Operating Cash 1	18,386.18	502,915.79	484,529.61
	Total Cash	**18,386.18**	**502,915.79**	**484,529.61**

	Year to Date	**Beginning Balance**	**Ending Balance**	**Difference**
1020-0010	Operating Cash 1	18,386.18	502,915.79	484,529.61
1030-0020	Lender Escrow	0.00	3,008.29	3,008.29
	Total Cash	**18,386.18**	**505,924.08**	**487,537.90**

	Period to Date	%	Year to Date	%

No activity for given filter criteria

Balance Sheet

Period = Dec 2023

Book = Accrual ; Tree = ysi_bs

		Current Balance
1000-0000	**ASSETS**	
1010-0000	**CASH & CASH EQUIVALENTS**	
1020-0000	**UNRESTRICTED CASH**	
1020-0010	Operating Cash 1	502,915.79
1020-9999	**TOTAL UNRESTRICTED CASH**	**502,915.79**
1030-0000	**RESTRICTED CASH**	
1030-0020	Lender Escrow	3,008.29
1030-0021	Interest Reserve	93,775.73
1030-9999	**TOTAL RESTRICTED CASH**	**96,784.02**
1100-9999	**TOTAL CASH & CASH EQUIVALENTS**	**599,699.81**
1200-0000	**ACCOUNTS RECEIVABLE**	
1300-0000	**PREPAID EXPENSES**	
1300-0010	Prepaid Insurance	29,040.91
1300-0020	Prepaid Taxes	7,337.75
1300-0900	Other Prepaid Exps	940.63
1300-9999	**TOTAL PREPAID EXPENSES**	**37,319.29**
1400-0000	**LAND, BUILDING AND IMPROVEMENTS (NET)**	
1410-0000	**LAND, BUILDING AND IMPROVEMENTS (IN PROGRESS)**	
1410-0010	WIP (Work In Progress)	3,871,936.76
1410-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**3,871,936.76**
1420-0000	**LAND, BUILDING AND IMPROVEMENTS (IN USE)**	
1420-0010	Land	507,158.00
1420-0020	Building	2,000,000.00
1420-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (IN**	**2,507,158.00**
1449-9999	**TOTAL LAND, BUILDING AND IMPROVEMENTS (N**	**6,379,094.76**
1490-0000	**INTANGIBLE ASSETS (NET)**	
1490-0030	Goodwill	-10,000.00
1490-9990	Accum Amortization	-26,333.00
1490-9999	**TOTAL INTANGIBLE ASSETS (NET)**	**-36,333.00**
1999-9999	**TOTAL ASSETS**	**6,979,780.86**

2000-0000	**LIABILITIES AND CAPITAL**	
2100-0000	**LIABILITIES**	
2200-0000	**ACCOUNTS PAYABLE**	
2200-0010	Trade Payable	1,257,267.40
2200-9999	**TOTAL ACCOUNTS PAYABLE**	**1,257,267.40**
2330-0000	**INTERCOMPANY**	
2330-0010	Due To/From Intercompany	387.69
2330-0020	Due to/from Affiliate	275,405.07
2330-9999	**TOTAL INTERCOMPANY**	**275,792.76**
2500-0000	**LOANS PAYABLE**	
2500-0010	LP - Shift Neighborhood Fund	1,750,000.00
2500-0240	LP - ESSA	2,703,327.70
2599-9999	**TOTAL LOANS PAYABLE**	**4,453,327.70**
2999-9999	**TOTAL LIABILITIES**	**5,986,387.86**
3000-0000	**EQUITY**	
3300-0000	**PAID-IN CAPITAL (PIC)**	
3300-0100	PIC - SNF	835,332.00
3300-1400	PIC - Non-Accredited	16,000.00
3300-2300	PIC - Voyage 3360 Frankford LLC	48,870.00
3300-2400	PIC - Future Home LLC	39,606.00
3300-2500	PIC - Felt and Fat LLC	13,979.00
3300-2600	PIC - Eli Kulp	39,606.00
3400-9999	**TOTAL PAID-IN CAPITAL (PIC)**	**993,393.00**
3990-9999	**TOTAL RETAINED EARNINGS**	**0.00**
3998-9999	**TOTAL EQUITY**	**993,393.00**
3999-9999	**TOTAL LIABILITIES AND CAPITAL**	**6,979,780.86**

EXHIBIT H: BACKGROUND CHECKS

badactorreport℠

1. Name of covered person: 3360 Frankford LLC

2. Date: August 16, 2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that 3360 Frankford LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactorreport℠

1. Name of covered person: Shift Operations LLC

2. Date: August 16, 2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Shift Operations LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Joseph Brian Murray

2. Date: August 16, 2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Joseph Brian Murray is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

badactorreport℠

1. Name of covered person: Alex Robles

2. Date: August 16, 2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Alex Robles is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅
SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com